EXHIBIT 15.2

Letter from KPMG Auditores Independentes to the SEC, dated April 30, 2013 regarding the change in independent public accounting firm.

Securities and Exchange Commission

Washington, D.C. 20549

April 30, 2013

Ladies and Gentlemen:

We were previously the independent registered public accounting firm for Ultrapar Participações S.A. and, under the date of April 30, 2012, we reported on the consolidated financial statements of Ultrapar Participações S.A. as of and for the years ended December 31, 2011 and 2010, and the effectiveness of internal control over financial reporting as of December 31, 2011. On November 9, 2011, we were formally notified that we were dismissed.

We have read Ultrapar Participações S.A.’s statements included under item 16F of its Form 20F dated April 30, 2013, and we agree with such statements.

Very truly yours,

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

São Paulo, Brazil